The RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 9, 2024

VIA EDGAR TRANSMISSION

Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) File Nos.: 333-200168 and 811-23011

Dear Ms. Larkin:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on November 18, 2024 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 46 to its Registration Statement on Form N-1A. PEA No. 46 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on October 4, 2024. The sole purpose of PEA No. 46 was to register a new series of the Trust. This letter responds to the Commission staff’s (the “Staff”) comments on the Tweedy, Browne Insider + Value ETF (the “Fund”).

The Trust will file a subsequent PEA under Rule 485(b) (“Amended Registration Statement”) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in PEA 46. The Trust confirms that the response to Staff comments provided in one section will be similarly updated in other parallel sections, except as noted by the Trust.

GENERAL

1.         Comment: Please acknowledge that the Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

Response: The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

PROSPECTUS

Summary Section – Principal Investment Strategies

2.         Comment: In the first sentence of the first paragraph, please replace the phrase “including borrowings for investment purposes“ with “plus borrowings for investment purposes”.

Response: The Trust will make the requested change.

3.         Comment: Please add a sentence indicating the types of equity securities in which the Fund will invest.

Response: The Trust will add the following language:

“Equity securities in which the Fund will invest include common stock, preferred stock, and depositary receipts.”

4.         Comment: The second sentence of the first paragraph states that “the Adviser considers a company’s “insiders” to be executives, corporate officers, and/or directors or controlling shareholders.” Please revise this list to be more specific regarding which individuals would be considered to be “insiders,” including the definition to be used in assessing who would be a controlling shareholder.

Response: The Trust will make the requested change as shown below (added text underlined and deleted text ~~struck through~~):

“For the purposes of the 80% policy, the Adviser considers a company’s “insiders” to be ~~executives, corporate officers and/or directors or controlling shareholders,~~ corporate officers, such as the Chairman, Chief Executive Officer, President, Chief Financial Officer, Treasurer, and/or directors, or controlling shareholders, who would typically own 10% or more of the company's outstanding shares, and the Adviser principally intends to determine whether such insiders are “actively” purchasing a company’s equity securities at a price that is less than the Adviser’s view of such securities’ intrinsic value by reference to public reports filed under the Securities Exchange Act of 1934 (the “Exchange Act”),

5.       Comment: The end of the second sentence of the first paragraph states that the Adviser would reference “comparable publicly available information outside of the United States.” Please revise to make clear that the Adviser would be referencing publicly available information of foreign companies.

Response: The Trust will make the requested change.

6.       Comment: Please ensure that the types of depositary receipts listed at the end of the second paragraph are consistent with the depositary receipts listed in the “Depositary Receipts Risk” factor.

Response: The Trust will make the requested change.

7.         Comment: In the first sentence of the third paragraph, consider whether a “plain English” description of the “proprietary multi-factor model” can be added.

Response: The Trust will make the requested change.

8.         Comment: Consider whether the first and second sentence of the fifth paragraph can be combined to remove duplicative language.

Response: The Trust will make the requested change.

Summary Section – Principal Investment Risks

9.       Comment: Please supplementally confirm if the Fund will be investing in instruments traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as an authorized participant that post collateral for certain trades on an agency basis.

Response: The Trust supplementally notes that the Fund does not anticipate investing in instruments traded outside of a collateralized settlement system, and as such no further disclosure is required.

10.       Comment: Please replace the word “may” with “will” in the first sentence of the “Equity Security Risk” factor.

Response: The Trust will make the requested change.

11.       Comment: Within the “ETF Risk” factor, please disclose that where all or a portion of the Fund’s underlying securities trade in a market that is closed, while the market in which the Fund’s shares are listed and trading is open, then there may be changes between the last quoted value of a security on a closed foreign market and the value of such security during the Fund’s domestic trading day. In addition, please note that this, in turn, could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

Response: The Trust will make the requested change.

12.       Comment: Given that the second paragraph of the “Principal Investment Strategies” section states that the Fund may invest in securities of companies in the U.S., Europe, the United Kingdom, and Asia, then please add corresponding geographic risk factors for those regions. Please consider whether the last sentence of the current “European Investments Risk” should be adjusted accordingly.

Response: The Trust will make the requested change.

13.       Comment: Please provide disclosure about specific sector risks affecting the Fund. Alternatively, consider deleting the “Sector” risk factor.

Response: The Trust will make the requested change and add disclosure related to the Fund’s investments in the financial sector as shown below:

“Financial Sector Risk. The operations and business of financial services companies are subject to extensive governmental regulation, the availability and cost of capital funds, and interest rate changes. General market downturns may affect financial services companies adversely.”

14.        Please supplementally inform the Staff whether “Creation Units” are purchased or redeemed primarily with cash.

Response: The Trust supplementally confirms that Creation Units are primarily expected to be purchased and redeemed in-kind. The Trust does not believe that cash transaction risk is a principal risk for the Fund given its intent that baskets will consist substantially of securities.

Additional Information about the Fund

15.       Comment: Please consider whether expanded disclosure of the Fund’s principal investment strategies should be added per with Item 9(b) of Form N-1A.

Response: The Trust acknowledges the Staff’s comment, but believes that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A. The Trust may choose to provide all required information in the section entitled “Summary Section – Principal Investment Strategies” without repeating it the statutory section of the Prospectus. The Trust believes that the information included in response to Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). General Instruction C(3)(c)(i) of Form N-1A notes that other than in response to Items 2 through 8, a fund may group the response to any Item in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the fund. The Trust further notes that General Instruction C(3)(a) of Form N-1A states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” This presentation is also consistent with other funds in the industry. Accordingly, the Trust respectfully declines to add additional Item 9(b) disclosure.

Additional Information about the Fund – Policy Regarding Fund Names

16:       Comment: The fourth sentence implies that the Fund may invest in other investment companies, including ETFs. If investing in other investment companies will be a principal strategy of the Fund, then please add corresponding disclosure to the “Principal Investment Strategies” and “Principal Investment Risks.” Alternatively, please delete this sentence.

Response: The Trust will delete the fourth sentence.

17.       Comment: Please add disclosure about notice to shareholders if there is a change to the 80% Policy.

Response: The Trust will add the requested disclosure as shown below in the Amended Registration Statement:

“The Fund’s “80%” policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ written notice prior to any such change.”

Additional Information about the Fund – Additional Principal Risk Information

18.       Comment: Please delete duplicative language in the “Depositary Receipts Risk” factor.

Response: The Trust will make the requested change.

Additional Information about the Fund – Additional Information about Non-Principal Risks of the Fund

19.       Comment: Please move the “Temporary Investments” section to the “Summary Section – Principal Investment Strategies.”

Response: The Trust will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at edward.paz@usbank.com.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Jason Minard, Tweedy, Browne Company LLC
Steven Plump, The RBB Fund Trust
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP

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